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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

        Under the Securities Exchange Act of 1934

(Amendment No. 6)*

General Motors Hughes
(Name of Issuer)

Common
(Title of Class of Securities)

370442832
(CUSIP Number)

        Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

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CUSIP No.    370442832

13G

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons
PRIMECAP Management Company 95-3868081

(2)	Check the Appropriate Box if a Member (a) ☐
of a Group* (b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
225 So. Lake Avenue #400, Pasadena, CA 91101

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power
10,088,038

(6) Shared Voting Power
-0-

(7) Sole Dispositive Power
58,739,399

(8) Shared Dispositive Power
-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
58,739,399

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

(11)	Percent of Class Represented by Amount in Row (9)
4.25%

(12)	Type of Reporting Person*
IA

*    SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 4. OWNERSHIP

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote

	(ii)	shared power to vote or to direct the vote

	(iii)	sole power to dispose or to direct the disposition of

	(iv)	shared power to dispose or to direct the disposition of

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.     ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2002
Date

/s/ Theo A. Kolokotrones
Signature

Theo A. Kolokotrones, President
Name/Title

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SCHEDULE 13G
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
ITEM 10. CERTIFICATION
SIGNATURE